UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

SUSTAINABLE PROJECTS GROUP INC.

Full Name of Registrant

Former Name if Applicable

Tankedraget 7

Address of Principal Executive Office (Street and Number)

Aalborg, DK-9000

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sustainable Projects Group Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Third Quarter 10-Q”) by the prescribed due date because it requires additional time to address comments received from the U.S. Securities and Exchange Commission with respect to previously filed periodic reports on Form 10-K and Form 10-Q and to complete the preparation of its financial statements included in the Third Quarter 10-Q. On October 24, 2023, the Company engaged Centurion ZD CPA & Co. as its independent registered public accounting firm to replace K. R. Margetson Ltd. (“Margetson”), as Margetson’s Public Company Accounting Oversight Board registration was revoked. The Company currently does not expect to file the Third Quarter 10-Q before the end of the five calendar day extension period.

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PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Sune Mathiesen	+45	3164-6440
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, on February 14, 2023, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Lithium Harvest ApS, a Denmark private limited liability company (“Lithium Harvest”), and all of the shareholders of Lithium Harvest (the “Lithium Harvest Shareholders”). Pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding shares of capital stock of Lithium Harvest in exchange for issuing to the Lithium Harvest Shareholders 206,667,233 shares of the Company’s common stock (the “Exchange Transaction”). The Exchange Transaction closed on February 14, 2023 (the “Closing”). As a result of the Exchange Transaction, a change of control occurred with respect to the Company’s stock ownership and management upon the Closing. The results of operations reflected by the statements of operations and comprehensive loss to be included in the Third Quarter 10-Q will represent a significant change in results of operations from the corresponding period for the last fiscal year as a result of the Exchange Transaction and the increased operations, and related expenses, since the Exchange Transaction.

Cautionary Note Regarding Forward-Looking Statements

This filing includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipates,” “plans,” “estimates,” “believes,” “expects,” “intends,” “will,” “would,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Sustainable Projects Group’s current views about future events. Forward-looking statements may include, but are not limited to, statements relating to or affected by: the Company’s ability to execute its business strategies; the inability of the Company to complete its financial statement closing and audit process for the three and nine months ended September 30, 2023 and file its Quarterly Report on Form 10-Q by the extended due date; legislation or regulatory requirements; conditions of the securities markets; the Company’s ability to raise capital; changes in accounting principles, policies or guidelines; the Company’s limited operating history in the lithium industry; availability of raw materials; increases in the cost of raw materials and energy; the pace of adoption and cost of developing electric transportation and storage technologies dependent upon lithium batteries; estimates of and volatility in lithium prices or demand for lithium; hazards associated with chemicals manufacturing; financial or political instability; acts of war or the occurrence of cyber-security breaches, terrorist attacks, industrial accidents or natural disasters; and other economic, competitive, governmental, regulatory or technical factors affecting the Company and its business. Although the Company believes expectations reflected in these and other forward-looking statements are reasonable, the Company can give no assurance such expectations will prove to be correct. Such forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. These forward-looking statements involve certain risks and uncertainties that could cause results to differ materially from those expected by the Company’s management. More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looking statements. The forward-looking statements in this filing are made as of the date hereof, and the Company does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise.

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SUSTAINABLE PROJECTS GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2023	By:	/s/ Sune Mathiesen
Sune Mathiesen
Chief Executive Officer

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